

Mail Stop 4720

April 10, 2018

Millar Wilson
Vice Chairman & CEO
Mercantil Bank Holding Corporation
220 Alhambra Circle
Coral Gables, FL 33134

> **Re:** **Mercantil Bank Holding Corporation**
> **Draft Registration Statement on Form 10**
> **Submitted March 14, 2018**
> **CIK No. 0001734342**

Dear Mr. Wilson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 99

Cover Page

1. We note your disclosure that your shareholders approved the spin-off. Please describe whether approval was given by shareholder vote or some other means.

2. Revise the penultimate sentence in the sixth paragraph to disclose how many shares are owned by MSF subsidiaries and please continue to confirm that these shares are included in the 19.9% retained by MSF.

Recent Events, page 3

3. Revise to disclose if MSF or its subsidiaries have any plans, arrangements or understandings to sell the retained interests within the next 12 months.

Risk Factors

Risks Related to Our Business

The defaults or deteriorating asset quality of other financial institutions…, page 14

4. We note your disclosure in the final paragraph of this section that you maintain credit relationships with large financial institutions. Please expand your disclosure in one or more separate risk factors to more fully describe the risks related to currency and exchange rate controls, regulation, inflation or deflation, and fiscal and monetary policies in the foreign countries where you will maintain such credit relationships.

Certain Relationships and Related Party Transactions

Registration Rights Agreement, page 143

5. Revise to disclose the material terms of the Agreement, including the timeframe for filing.

Note 5 – Allowance for Loan Losses, page F-22

6. We note your disclosure of foreign loans, including the table summarizing them by country on page F-23. We also note the disclosure on page F-34 in which you refer to certain U.S. regulatory requirements regarding loan classification and impairment related to Venezuelan borrowers. As a result, please tell us how foreign loans impacted the impaired loans and credit risk quality tables in this note. For example, please include aggregate information for all foreign loans and by country of loan origination (if significant to the total). Additionally, please tell us the composition of the international charge-offs, by country, for the periods presented in the Allowance for Loan Losses table contained in this footnote.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Chip MacDonald, Esq.